UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 8, 2023, Polestar Automotive Holding UK PLC (“Polestar”) issued two press releases announcing (i) its preliminary estimated unaudited financial results for the third quarter ended September 30, 2023 (the “Preliminary Earnings Press Release”), and (ii) its strengthened business plan and funding update. The press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. The unaudited financial and operational information published in the Preliminary Earnings Press Release is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from further work performed during Polestar’s quarter-end review. This could result in differences from the unaudited operational and financial information published in the Preliminary Earnings Press Release. For the avoidance of doubt, the preliminary unaudited operational and financial information published in the Preliminary Earnings Press Release should not be considered a substitute for the further financial information to be filed with the SEC for the quarter ended September 30, 2023 on or before November 17, 2023.

Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated November 8, 2023, titled “Polestar releases third quarter 2023 financial results.”

99.2	Press Release of Polestar Automotive Holding UK PLC, dated November 8, 2023, titled “Polestar presents strengthened business plan and funding update.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: November 8, 2023	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer